Exhibit 99.6

CXAPP INC.

CORPORATE GOVERNANCE GUIDELINES

Adopted March 20, 2023

The Board of Directors (the “Board”) of CXApp Inc. (the “Company”) has adopted these Corporate Governance Guidelines to reflect the Company’s commitment to good corporate governance and to comply with The Nasdaq Stock Market LLC (“Nasdaq”) rules and other legal requirements. These guidelines reflect the Board’s judgment as it relates to sound corporate governance practices by which the Board oversees the Company’s business affairs. It is the Board’s intention that these guidelines serve to help ensure the continued responsible and value-driven management and control of the Company. These guidelines are subject to change from time to time by the Board in its sole discretion.

A current version of these guidelines will be posted on the Company’s website.

BOARD COMPOSITION AND DIRECTOR QUALIFICATIONS

Board Membership Criteria

Subject to the terms of any shareholders agreement that sets forth procedures governing the nomination of directors to the Board or if the Company is otherwise required to provide third parties with the ability to nominate directors, the Nominating and Corporate Governance Committee (the “NCG Committee”) is responsible for reviewing the background and qualifications of individuals being considered as director candidates and recommending any proposed changes to the Board. Among the qualifications considered in the selection of candidates, the NCG Committee will look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication and conflicts of interest. The NCG Committee may, if it deems appropriate, establish procedures to be followed by shareholders in submitting recommendations for Board candidates and the NCG Committee’s policies for consideration of Board candidates recommended by shareholders.

Independent Directors

The Company defines an “independent” director in accordance with Nasdaq Listing Rule 5605(a)(2). Subject to the phase-in rules of Nasdaq, the Board will be composed of a majority of independent directors. Whether directors are independent will be reviewed annually in connection with the preparation of the Company’s proxy statement. The NCG Committee, as well as the Board, will review commercial and other relationships between directors and the Company to make a determination regarding the independence of each of the directors, but the final independence determination will be made by the Board after due deliberation.

Directors Who Cease to be Independent

An independent director who ceases to qualify as such after election to the Board will be required to tender a resignation as a director promptly to the NCG Committee. The NCG Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation, taking into consideration the effect of such change on the interests of the Company.

Directors Who Change Their Job Responsibility

When a director’s principal occupation or business association changes substantially from that which he or she held when originally invited to join the Board (including retirement), he or she will promptly notify the NCG Committee and the NCG Committee will evaluate whether the change in circumstances is consistent with the Board’s original intent for selecting that director and the current guidelines for membership on the Board. Following its evaluation, the NCG Committee will recommend to the entire Board whether to nominate the director for re-election at the next annual meeting of shareholders at which such director will be up for election. While the Board does not believe that a director presenting such changes should necessarily leave the Board, there should be an opportunity for the Board, through the NCG Committee, to review the appropriateness of the director’s re-election to the Board.

Board Tenure

In accordance with the Company’s amended and restated certificate of incorporation (as amended from time to time, the “Amended COI”), there are no established term limits for service on the Board.

Director Retirement

There are no established limits for retirement from the Board.

Notification of Additional Board Service

Directors will advise the Chairman, if applicable, of the Board (the “Chairman”) and the Chairperson of the NGC Committee in advance of accepting an invitation to serve on another public company board (for the avoidance of doubt, a public company is a company with publicly traded equity). Service on boards and committees of other organizations should be consistent with the Company’s Code of Ethics and Business Conduct. If a member of the Company’s Audit Committee serves on more than three public company audit committees, the Board will determine whether such simultaneous service impairs the director’s ability to serve effectively on the Company’s Audit Committee. The Board does not feel that it is appropriate to limit the number of public company boards on which directors may serve.

BOARD OF DIRECTORS RESPONSIBILITIES

The business affairs of the Company are managed under the direction of the Board. The Board believes that the primary responsibilities of directors are to exercise their business judgment in good faith and to act in what they reasonably believe is in the best interests of the Company and its shareholders. Directors must fulfill their responsibilities consistent with their fiduciary duty to shareholders, in compliance with all applicable rules and regulations. In forming his or her judgment, each director is entitled to rely in good faith on the accuracy of the records of the Company and the information, opinions, reports or statements presented by the Company’s officers, employees, Board committees, outside advisors and auditors. In discharging that obligation, directors are entitled to rely on the honesty and integrity of the Company’s senior executives and its outside advisors and auditors.

All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the Company.

BOARD MEETINGS AND PROCEDURES

Meeting Frequency

The Board will hold at least one regularly scheduled meeting each quarter.

Chairman of the Board

The Chairman will preside over all meetings of the directors, be responsible for the agenda at all meetings of the Board and will preside over meetings of shareholders. The Chairman will convey recommendations of the independent directors to the Board and will be the liaison between the Board and the management of the Company. The Chairman will preview information sent to the Board as necessary and approve meeting schedules to assure that there is sufficient time for discussion of all agenda items.

Agenda Items

Each director is free to suggest agenda items to the Chairman and to raise at any meeting topics not on the agenda.

Attendance

All directors are expected to make reasonable best efforts to attend all meetings of the Board, meetings of the committees of which they are members and any annual meeting of shareholders. Members are encouraged to attend Board meetings and meetings of committees of which they are members in person, but may also attend such meetings by telephone or video conference.

Meeting Materials and Preparation

Information and materials important to the Board’s understanding of topics expected to be discussed at meetings should, to the extent practical, be distributed sufficiently in advance to permit prior review. In the event of a meeting on short notice, or if materials would contain highly confidential or sensitive information, it is recognized that written materials might not be available in advance.

Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Management will make appropriate personnel available to answer any questions a director may have about any aspect of the Company’s business. Directors should also review the materials provided by management and advisors in advance of the meetings of the Board and its committees and should arrive prepared to discuss the issues presented.

Separate Sessions of Non-Management Directors

Non-management directors will meet regularly, in executive session, without management. If not a member of management, the Chairman will preside in executive session. If the Chairman is absent or disqualified, the Chairperson of the Audit Committee, if independent, will preside. If the Chairperson of the Audit Committee is absent, or not independent, an independent director designated by the other independent directors will preside.

In the event that the non-management directors include directors who are not independent, the Company will, at least once a year, schedule an executive session including only independent directors.

DIRECTOR COMMUNICATIONS

Director Communications with Management and Outside Advisors

It is management’s job to formulate, propose and implement strategic choices and the Board’s role to approve and evaluate strategic direction and results. However, the Board and management are better able to perform their responsibilities if there is an ongoing dialogue among the Chief Executive Officer, other senior managers and Board members. To facilitate these discussions, directors will have access to the Company’s senior management team. In addition, non-management directors are encouraged to contact senior managers of the Company without senior corporate management present. The Board and its committees shall have the right at any time to retain independent outside accounting, financial, legal or other advisors, and the Company shall provide appropriate funding, as determined by the Board or any committee, to compensate such independent outside advisors, as well as to cover the ordinary administrative expenses incurred by the Board and its committees in carrying out their duties.

Board Interaction with Institutional Investors, Analysts, Press and Customers

Generally, management should speak for the Company. Each director should refer all inquiries from institutional investors, analysts, the press or customers to the Chief Executive Officer or his or her designee.

DIRECTOR COMPENSATION

The Board, upon the recommendation of the Compensation Committee, will establish the form and amount of compensation to be paid to directors, if any, and review this compensation each year.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Company will provide each new director with an orientation packet to familiarize him or her with, among other things, the Company’s (i) its business and strategic plans, (ii) significant financial, accounting and risk management issues, (iii) compliance programs, (iv) code of ethics and business conduct, (v) insider trading policy, (vi) corporate governance guidelines, (vii) principal officers and (viii) independent auditors.

Each director is expected to be involved in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise. The Company will pay all reasonable expenses related to the continuing director education.

COMMITTEES OF THE BOARD

Number, Structure and Appointment of Committee Members

The Board shall have at all times three (3) standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. All members of these committees shall be independent directors, subject to the phase-in rules of Nasdaq, and shall be appointed by the Board upon recommendation of the NCG Committee. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Committee Charters

Each committee shall discharge its responsibilities in accordance with its own charter. Each committee charter shall set forth: the purposes, goals and responsibilities of the committee; qualifications for membership on the committee; and committee structure and operations. Each committee charter shall also specify procedures for committee member appointment and removal, as well as require that the committee annually evaluate its performance and report its assessment to the NCG Committee.

Committee Meetings

The chairperson of each committee, in consultation with committee members, shall determine the frequency and length of committee meetings. The chairperson of the committee, in consultation with committee members and appropriate members of management, shall establish the committee’s meeting agenda. Each committee member may recommend items for inclusion on the committee’s meeting agenda.

LEADERSHIP DEVELOPMENT

Evaluation of the Chief Executive Officer

In accordance with the terms of its charter, the Compensation Committee will conduct an annual review of the Chief Executive Officer’s performance and report its conclusions to the independent directors of the Board. The evaluation should be based on objective criteria including, but not limited to, the performance of the Company’s business and accomplishment of the Company’s long-term and short-term strategic objectives and management development.

Succession Planning

The Compensation Committee, in consultation with the Chief Executive Officer, shall annually report to the Board on succession planning, which shall include emergency Chief Executive Officer succession, Chief Executive Officer succession in the ordinary course and succession for other members of senior management. The entire Board will work with the Compensation Committee to evaluate potential successors to the Chief Executive Officer. The Chief Executive Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

ANNUAL PERFORMANCE EVALUATION OF THE BOARD

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The NCG Committee shall be responsible for conducting this evaluation by annually assessing the performance of the Board and its committees, and reporting its conclusions to the full Board. In performing its review, the committee shall solicit and consider the input of all of the directors through an evaluation process in which each director is asked to critically evaluate the performance of the Board and each committee on which he or she serves. At the discretion of the NCG Committee, this review may, from time to time, include input from each director on the performance of each other Board member. Candor shall be encouraged by ensuring that evaluations are and remain anonymous. This responsibility is in addition to, and shall be coordinated with, the NCG Committee’s responsibility to annually assess whether the appropriate balance of skills and characteristics are represented on the Board.

COMMUNICATING WITH THE BOARD

Shareholders are invited to communicate to the Board or its committees by writing to: Chief Executive Officer, CXApp Inc. at Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306. In addition, interested parties may communicate with non-management and independent directors of the Company as a group by writing to: Director, CXApp Inc. at Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.